PRUDENTIAL TOTAL RETURN BOND FUND, INC.

Notice of Rule 12b-1 Fee Waiver

Class A and Class R Shares

THIS NOTICE OF RULE 12B-1 FEE WAIVER is signed as of November 1, 2010, by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the principal underwriter of Prudential Total Return Bond Fund, Inc., an open-end management investment company (the Fund).

WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class A shares and Class R shares of the Fund (Rule 12b-1 fees); and

WHEREAS, PIMS understands and intends that the Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund's expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waivers by incurring lower Fund operating expenses than they would absent such waivers.

NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution and service (12b-1) fees incurred by Class A shares of the Fund to .25 of 1% of the average daily net assets of the Fund. This contractual waiver shall be effective from the date hereof until February 29, 2012.

NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution and service (12b-1) fees incurred by Class R shares of the Fund to .50 of 1% of the average daily net assets of the Fund. This contractual waiver shall be effective from the date hereof until February 29, 2012.

IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL INVESTMENT
MANAGEMENT SERVICES LLC

By: /s/ Scott Benjamin

Name: Scott Benjamin
Title: Executive Vice President